Exhibit 99.1

Bitdeer Announces June 2025 Production and Operations Update

- Joined the Russell 2000® and 3000® Indexes as of June 30, 2025

- SEALMINER A3 series almost ready for mass production

- Increased self-mining hashrate by 21% to 16.5 EH/s on continued deployment of SEALMINERs

SINGAPORE, July 9, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today announced its unaudited mining and operations updates for June 2025.

Operational Update

●	Self-mined Bitcoin: 203 Bitcoins, an increase of ~4% from May 2025 due to higher average self-mining hashrate from energization of SEALMINERs.

●	Mining Rig Manufacturing and R&D:

○	SEALMINER A1: 3.9 EH/s are energized.

○	SEALMINER A2:

○	Total of 14.9 EH/s in mining rigs have been manufactured and an additional 1.1 EH/s are in final assembly as of the end of June 2025.

○	Of the 14.9 EH/s mining rigs that have been manufactured:

●	External-sales: 5.3 EH/s of mining rigs have been shipped to external customers, including 2.4 EH/s that were shipped in June.

●	Self-mining:

●	4.6 EH/s have been deployed in U.S., Tydal, Norway and Jigmeling, Bhutan, including 3.0 EH/s in June 2025.

●	4.2 EH/s are in-transit to Bitdeer’s sites in Texas, U.S. and Bhutan.

●	0.8 EH/s are being prepared for shipping.

○	SEALMINER A3:

○	In final stages of preparation for mass production.

○	Machine level testing results meeting expectations.

○	SEALMINER A4:

○	On track to achieve an expected chip efficiency of approximately 5 J/TH.

●	HPC/AI:

○	Discussions are ongoing with multiple development partners and potential end users for selected large scale sites in the U.S. for HPC/AI.

○	Enhanced serverless GPU infrastructure by expanding capacity and introducing Agent cloud service capabilities, including support for Model Context Protocol (MCP), Agent GPU calls, and intelligent cloud orchestration.

●	Hosting:

○	The quantity of client-hosted mining rigs remained unchanged in June 2025; however, hosted hashrate increased by 0.2 EH/s due to mining rig upgrades.

●	Infrastructure:

○	Tydal, Norway: All equipment has been delivered. The full energization is expected to be completed by Q3 2025.

○	Jigmeling, Bhutan: 132 MW are online, the remaining 368 MW are expected to be energized in phases by the end of Q3 2025.

●	Financing：

○	Successfully closed a total of US$375.0 million principal amount of 4.875% Convertible Senior Notes due 2031 through an oversubscribed private placement offering.

●	Russell Indexes: Joined Russell 2000® and 3000® indexes, effective as June 30, 2025 as part of the 2025 Russell indexes reconstitution.

Management Commentary

“In June, we increased our self-mining hashrate by 21% to 16.5 EH/s and we remain on track to reach 40 EH/s by the end of October 2025.” said Matt Kong, Chief Business Officer at Bitdeer. “For SEALMINER A3, the machine level testing is ongoing with all the test results meeting expectations and mass production is almost ready. Looking forward, we are also excited about our most ambitious chip yet, the SEAL04, and we’re building real momentum toward our long-term vision of being a leading global ASIC manufacturer.”

Mr. Kong continued, “In addition, we are honored to be included in the U.S. Russell Indexes, a significant milestone that reflects Bitdeer’s continued growth and execution as a leading technology company. We look forward to the increased visibility among institutional investors and improved trading liquidity that the Russell Indexes brings as we advance our advanced SEALMINER technology roadmap, rapidly scale our global Bitcoin mining operations and further diversify into HPC/AI.”

Production and Operations Summary

Metrics	June 2025	May 2025	June 2024
Total hash rate under management[1] (EH/s)	30.6	27.4	22.3
- Proprietary hash rate	16.7	13.7	8.5
● Self-mining	16.5	13.6	7.3
● Cloud Hash Rate	-	-	1.2
● Delivered but not hashing	0.2	0.1	-
- Hosting	13.9	13.7	13.8
Mining rigs under management	200,000	189,000	223,000
- Self-owned[2]	114,000	103,000	86,000
- Hosted	86,000	86,000	137,000
Bitcoins mined (self-mining only)	203	196	179
Bitcoin held[3]	1,502	1,351	113

[1]	Total hash rate under management as of June 30, 2025 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
[3]	Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Site / Location	Capacity (MW)		Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563		Online	Completed
- Knoxville, Tennessee	86		Online	Completed
- Wenatchee, Washington	13		Online	Completed
- Molde, Norway	84		Online	Completed
- Tydal, Norway	120		Online	Completed
- Gedu, Bhutan	100		Online	Completed
- Jigmeling, Bhutan	132		Online	Completed
Total electrical capacity	1,098	[5]
Pipeline capacity
- Tydal, Norway Phase 2	105		In progress	Q3 2025
- Massillon, Ohio	221		In progress	Q3 - Q4 2025
- Clarington, Ohio Phase 1	266		In progress	Q2 2027
- Clarington, Ohio Phase 2	304		In planning	Q2 2027
- Jigmeling, Bhutan	368		In progress	Q3 2025
- Rockdale, Texas	179		In planning	Estimate 2026
- Alberta, Canada	99		In planning	Q4 2026
- Oromia Region, Ethiopia	50		In progress	Q4 2025
Total pipeline capacity	1,592
Total global electrical capacity	2,690

[4]	Indicative timing. All timing references are to calendar quarters and years.
[5]	Figures represent total available electrical capacity.

Rockdale, Texas – 100 MW Hydro-cooling conversion energization is ongoing:

●	All cooling systems were delivered and installed.

●	Energization in accordance with the phases of delivery of mining rigs.

Tydal, Norway – 175 MW site expansion has commenced energization and the full energization timeline has been adjusted to the end of Q3 2025:

●	70 MW are online.

●	All equipment has been delivered. Due to reduced manpower availability during the European summer, the energization schedule for the remaining 105 MW has been adjusted to ensure the highest quality of execution. Installation has been completed for 63 MW, which is currently undergoing commissioning. The remaining capacity, water supply and drainage system, is expected to be completed by the end of Q3 2025.

Massillon, Ohio – 221 MW site on track for completion in H2 2025:

●	Substation construction is underway and is expected to be completed in Q3 2025.

●	Building construction is ongoing and is expected to be completed in phases from Q3 to Q4 2025.

Clarington, Ohio – 570 MW total, in 2 phases:

●	Phase 1 (266 MW) – Bitcoin mining related construction is in progress with full optionality to reassess and repurpose for HPC at a later date.

●	Phase 2 (304 MW) – Bitcoin mining related construction is in planning with full optionality to reassess and repurpose for HPC at a later date.

Jigmeling, Bhutan – 500 MW site has commenced energization and is expected to be fully energized in phases by the end of Q3 2025:

●	132 MW are online.

●	Remaining 368 MW are expected to be energized in phases by the end of Q3 2025.

●	Two 132kV transformers and five 220kV transformers have been energized in June 2025.

●	Delivery of containers and hydro-cooling systems are completed and are now in the installation process.

Fox Creek, Alberta – 101 MW site acquired in Alberta, is fully licensed and permitted to construct an on-site natural gas power plant. The project is expected to be energized by the end of Q4 2026.

Oromia Region, Ethiopia – SPA and a turnkey agreement signed for the acquisition and construction of a 50 MW Bitcoin mining project in Ethiopia. The project is expected to be energized in Q4 2025.

Upcoming Conferences and Events

○	September 4, 2025: 5th Annual Needham Virtual Crypto Conference

○	September 8 – 10, 2025: HC Wainwright Global Investment Conference in New York

○	October 7, 2025: CEO Summit in Phoenix, AZ

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Orange Group

Yujia Zhai

bitdeerIR@orangegroupadvisors.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

5